UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                       (Amendment No. One)*

                    CHC HELICOPTER CORPORATION
                         (Name of Issuer)

                   COMMON SHARES, CLASS A, SVS
                  (Title of Class of Securities)

                            12541C203
                          (CUSIP Number)

         HAROLD P. HANDS, EXECUTIVE VICE PRESIDENT, LEGAL
MACKENZIE FINANCIAL CORPORATION, 150 BLOOR STREET WEST, SUITE M111,
             TORONTO, ONTARIO  M5S 3B5 (416) 922-5322
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                       and Communications)

                         October 2, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ X ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12541C203            13D                    Page 2 of 4



     1.   NAME OF REPORTING PERSON
          S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
          Industrial Mortgage Securities Fund, by its Investment Advisor, Mackenzie Financial Corporation

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a) [   ]
                                                       (b) [ x ]

     3.   SEC USE ONLY

     4.   SOURCE OF FUNDS
          Internal, Investment Company Assets

     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(E)                    [   ]

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Toronto, Ontario, Canada

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
     7.   SOLE VOTING POWER
          281,600 Shares (through investment advisor, Mackenzie Financial Corporation

     8.   SHARED VOTING POWER
          NIL

     9.   SOLE DISPOSITIVE POWER
          281,600 Shares (through investment advisor, Mackenzie Financial Corporation

     10.  SHARED DISPOSITIVE POWER
          NIL

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,600 Shares

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES. *                                         [   ]

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.4%

     14.  TYPE OF REPORTING PERSON *
          IC - Unregistered Investment Company (Canadian Mutual Fund Trust)

                           Schedule 13D              Page 3 of 4

Item 1    Security and Issuer
          Common Shares. Class A, SVS
          CHC Helicopter Corporation
          Hangar #1, 81 St. John's Airport
          P.O. Box 5188, St. John's, Nfld A1C 5V5

Item 2    IDENTITY AND BACKGROUND

Item 2(a) Name
          Industrial Mortgage Securities Fund

Item 2(b) Business Address
          150 Bloor Street West, Suite M111
          Toronto, Ontario, Canada   M5S 3B5

Item 2(c) Principle Business
          Canadian Mutual Fund Trust

Item 2(d) Criminal Convictions
          Nil

Item 2(e) Civil Proceedings
          Nil

Item 2(f) Citizenship
          N/A

Item 3    Source and Amount of Funds or Other Consideration
          Purchase price paid from internal source - net assets of Canadian mutual fund trust.

Item 4    Purpose of Transaction
          The purpose of the transactions reported on this Form Schedule 13D is investment. The reporting entity has acquired the securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Securities and Exchange Act of 1934, as amended.

Item 5    INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) Aggregate Number and Percentage of Shares Beneficially Owned 281,600 shares, 3.4%

                           Schedule 13D              Page 4 of 4

Item 5(b) Number of Shares as to which such person has:
     (i)  Sole power to vote or direct the vote:   281,600 Shares
          through Investment Adviser, (Mackenzie Financial Corp.)
     (ii) Shared power to vote or direct the vote:            NIL
     (iii) Sole power to dispose or direct the disposition:281,600 Shares through Investment Adviser, (Mackenzie Financial Corp.)
     (iv) Shared power to dispose or direct the disposition:  NIL

Item 5(c) Transactions
          (i)  Transaction effected by:      Industrial Mortgage
                                             Securities Fund
          (ii) Date:                              October 2, 1996
          (iii)     Amount:                       31,600 Shares
          (iv) Price per share:                   $5.55
          (v)  Where and how transaction effected: Market Transaction

Item 5(d) Other Interests
          Nil

Item 5(e) Date on which reporting person ceased to be beneficial owner of more than 5%
          October 2, 1996

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          N/A

Item 7    Material to be Filed as Exhibits
          N/A





          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





          Harold P. Hands
          Executive Vice President, Legal        November 5, 1996